SECURITIES AND EXCHANGE COMMISSION

05037007

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50764

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Arcadia Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Fifth Avenue, 9th Floor

(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Kikis **(212) 231-4101**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal & Co., LLP

(Name – *if individual, state last, first, middle name*)

1375 Broadway, 16th Floor	New York	NY	10018-7010
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Thomas P. Kikis**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Arcadia Securities, LLC**, as of **December 31,** , 20**04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BO MING ZHANG
No. 01ZH6112942
Notary Public, State of New York
Qualified in Dutchess County
My Commission Expires 07/19/2003

Signature

President

Title

Notary Public

BO MING ZHANG
No. 01ZH6112942
Notary Public, State of New York
Qualified in Dutchess County
My Commission Expires 07/19/2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCADIA SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2004

ARCADIA SECURITIES LLC

DECEMBER 31, 2004

INDEX

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITORS' REPORT

To the Members
Arcadia Securities LLC

We have audited the accompanying statement of financial condition of Arcadia Securities LLC, as at December 31, 2004, and the related statements of operations, changes in members' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arcadia Securities LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Weinick Sanders Leventhal & Co., LLP

New York, New York
February 2, 2005

ARCADIA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 87,734	
Securities owned, at market value	677,992	
Receivable from clearing broker	570,397	
Office equipment, net of accumulated depreciation of $30,205	11,488	
Other assets	11,758	
Total assets		$1,359,369

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses, and deferred income taxes payable	$ 25,517
Commitment	-
Members' equity	1,333,852
Total liabilities and members' equity	$1,359,369

The accompanying notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenue:		
Commissions	$708,403	
Net gain from principal transactions	174,567	
Interest and dividend income	8,735	
Total revenue		$891,705
Expenses:		
Communications	43,557	
Compensation, payroll taxes and benefits	154,100	
Registration and regulatory fees	2,927	
Office	34,535	
Occupancy	103,834	
Professional fees	28,077	
Depreciation	3,279	
Floor brokerage, exchange and clearance fees	73,963	
Travel and entertainment	101,734	
Other	31,096	
Unincorporated business taxes	7,683	
Total expenses		584,785
Net Income		$306,920

The accompanying notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

Balance, beginning of year	$1,326,932
Net income	306,920
Less: Distributions to member	(300,000)
Balance, end of year	$1,333,852

The accompanying notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net income		$306,920
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 3,279	
Deferred taxes benefit	(1,445)	
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Due from clearing dealer	181,041	
Securities owned, at market value	(437,160)	
Other assets	(3,760)	
Accounts payable and accrued expenses	1,599	
Total adjustments		(256,446)
Net cash provided by operating activities		50,474
Cash flows used in investing activities:		
Purchase of property and equipment		(9,234)
Cash flows used in financing activities:		
Distributions to member		(300,000)
Net decrease in cash and cash equivalents		(258,760)
Cash and cash equivalents - beginning of year		346,494
Cash and cash equivalents - end of year		$ 87,734
Supplemental schedule of cash flow information:		
Cash paid during the year for:		
Unincorporated business taxes		$ 19,824

The accompanying notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company engages in a single line of business as a securities broker-dealer.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally in the United States of America.

(b) Used of Estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from estimates.

(c) Cash and Cash Equivalents:

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

(d) Concentration of Credit Risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limit.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(f) Securities Transactions:

Securities transactions and related income and expenses are recorded on a trade date basis.

(g) Office Equipment:

Office equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis primarily over an estimated useful life of five years.

(h) Income Taxes:

Deferred income taxes are provided for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. These differences are primarily due to the use of the cash method for income tax reporting. Deferred taxes payable was $2,455 at December 31, 2004.

The Company files its tax returns as a partnership, consequently net income or loss, in general, is apportioned to the Members and reported in their personal income tax returns. Since the Company operates in New York City, the Company provides for and is subject to the New York City Unincorporated Business tax on its income.

NOTE 2 - SECURITIES OWNED, AT MARKET VALUE.

Marketable securities owned at market value consist primarily of U.S. Corporate stocks and mutual fund.

NOTE 3 - NET CAPITAL REQUIREMENT.

The Company is a member of NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004 the Company had net capital, as defined, of $1,232,853, which was $1,132,853 in excess of its required net capital of $100,000.

NOTE 4 - OFF-BALANCE-SHEET RISK.

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

NOTE 5 - COMMITTMENT.

The Company sub-leases office space on a month-to-month basis, at a monthly rental of $8,245. For the year ended December 31, 2004 occupancy costs including utilities aggregated $103,834.

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Arcadia Securities LLC

Our report on our audit of the basic financial statements of Arcadia Securities LLC for the year ended December 31, 2004 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal & Co., LLP

New York, New York
February 2, 2005

ARCADIA SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Total Members' Equity		$1,333,852
Deduct nonallowable assets:		
Office equipment, net	$ 11,488	
Other assets	11,758	
		23,246
Net capital before haircuts on securities		1,310,606
Haircuts on securities:		
Corporate stocks	41,460	
Mutual fund	36,293	
		77,753
Net capital		$1,232,853
Aggregate indebtedness: accounts payable, accrued expenses, and deferred income taxes payable		$ 25,517
Computation of basic net capital requirement: Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000 minimum dollar net capital)		$ 100,000
Excess net capital		$1,132,853
Percentage of aggregate indebtedness to net capital		2.07%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17-a-5, Part IIA filing as of December 31, 2004.